(FORMERLY QUEST CAPITAL CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2011

INTRODUCTION

The following information, prepared as of May 26, 2011, should be read in conjunction with the unaudited consolidated financial statements of Sprott Resource Lending Corp. (“SRLC” or the “Company”, formerly Quest Capital Corp.) as at March 31, 2011, and for the three months ended March 31, 2011 and 2010, and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The Company specializes in bridge and mezzanine lending to precious and mining, and energy companies on a global basis. Headquartered in Toronto, Canada, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers which are generally tied to the underlying property or common shares of the borrower.

Sprott Resource Lending and Sprott Lending Consulting Limited Partnership (a wholly owned subsidiary of Sprott Inc.) entered into management and partnership agreements (see “Material Contracts” herein) allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector.

As at March 31, 2011, $44 million in resource loans had been advanced and, subsequent to March 31, 2011, the Company has also provided $51 million in loan commitments to resource companies, which are subject to definitive documentation and conditions precedent.

Prior to entering into the management and partnership agreements with Sprott Lending Consulting Limited Partnership, the Company operated under the name Quest Capital Corp. and provided real estate loans in Canada.

RESOURCE LENDING

As a natural resource lender, the Company finances companies that operate in the precious and base metal mining and energy sectors. The Company may lend to any resource or energy related providers, but financing is available primarily to companies that are in late stage exploration and development, or early stage production, and may be provided in various forms:

1.	Bridge loans, whereby interest payments are determined through a prescribed interest rate and are paid in a stated currency;

2.

Precious metals loans, whereby loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically, gold or silver). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

3.	Other credit facilities, including convertible debt and standby lines of credit.

Typical lending criteria for resource loans are as follows:

Loan Terms	Precious Metals Loans	Bridge Loans
Principal amount	Typically $10 million - $20 million, but may not exceed $25 million, unless syndicated	Typically $5 million - $10 million, but may not exceed $25 million, unless syndicated

Purpose	Production expansion, working capital, construction, general corporate purposes, acquisitions	Production expansion, working capital, construction, general corporate purposes, acquisitions

Sectors	Mining	Mining (including precious and base metals) and energy

Rate	25% internal rate of return (prior to any hedging arrangements), with approximately 5%-10% in bonus securities or cash	12% per annum, plus approximately 8%-10% in bonus securities or cash

Currency	Repayments in US dollars based on the market price of an underlying commodity (e.g. product of a predetermined number of ounces of gold and the gold spot price)	Canadian or US dollars

Term	Generally 12 to 36 months	Generally 6 to 24 months

Security	General security agreement and/or specific security	General security agreement and/or specific security

Security
Resource loans are generally secured by first or second priority charges against the underlying mineral rights and related assets of the borrower that, in the opinion of management, have a fair market value in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may also extend a credit facility without having direct charges on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

ADOPTION OF IFRS

The accompanying interim financial statements for the three months ended March 31, 2011 have been prepared to reflect the Company’s adoption of International Financial Reporting Standards (“IFRS”), with effect from January 1, 2010. Periods prior to January 1, 2010 have not been restated. The financial statements subsequent to this report will be prepared in accordance with IFRS. Prior to adopting IFRS, the Company reported its financial results using Canadian generally accepted accounting principles (“GAAP”).

Note 5 of the Company’s interim financial statements contains a description of the transition to IFRS, including a line-by-line reconciliation of the financial statements previously prepared under GAAP to those under IFRS for the three months ended March 31, 2011 and 2010 and for the year ended December 31, 2010.

Notably, under IFRS, as at December 31, 2010 the Company’s book value per share is $1.60 versus $1.59 book value per share which was reported under GAAP. The IFRS adjustments are largely related to the Company recognizing income on impaired loans that was not recognized under GAAP. Income recognized on impaired loans may not all relate to cash received and should be reviewed in conjunction with the Company’s recording of loan loss expense.

NON-IFRS MEASURES

Return on equity (“ROE”) and return on assets (“ROA”) are commonly used measures to compare the performance of lenders, but do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE – annualized net income divided by average shareholders’ equity.

  ROA – annualized net income divided by average total assets.

Readers are cautioned not to view non-IFRS measures as alternatives to financial measures calculated in accordance with IFRS.

FIRST QUARTER 2011 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at March 31, 2011 and for the three months ended March 31, 2011 and 2010, which was primarily attributed to the Company’s real estate lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 – Selected Financial Information
($ thousands, except per share amounts)
	Three Months Ended
		March 31		Change
	2011	2010	%	$
Net interest income	3,972	7,133	-44%	(3,161)
Loan loss expense	(989)	(3,829)	-74%	2,840
Gain on sale of loans and foreclosed properties	-	642	-100%	(642)
Syndication fees and other income	-	14	-100%	(14)
Other income	1,361	-		1,361
General and administrative expenses	5,452	2,535	115%	2,917
Loss (income) before income taxes	(1,694)	1,369	-224%	(3,063)
Net loss	(1,652)	1,164	-242%	(2,816)
Loss per share - basic and diluted	(0.01)	0.01		(0.2)
ROE - annualized[1]	-3%	2%
ROA - annualized[1]	-3%	2%

	March 31	December 31	Change from
	2011	2010	December 31, 2010
Cash and cash equivalents	92,678	107,689	-14%	(15,011)
Investments and securities held for trading	25,495	20,866	22%	4,629
Loans receivable	98,218	92,203	7%	6,015
Total assets	249,868	251,993	-1%	(2,125)
Non-recourse loan syndication	-	-
Total liabilities	3,656	4,670	-22%	(1,014)
Shareholders' equity	246,212	247,323	0%	(1,111)
Common shares outstanding	154,694,758	154,694,758	0%	-
Book value per share	1.59	1.60	0%	(0.01)
Impaired loans – net carrying value	58,904	87,910	-33%	(29,006)
Loan loss provision	19,135	32,141	-40%	(13,006)
Provision as a percentage of impaired loans	25%	27%

1	See section “Non-IFRS Measures” for definitions.

For the three months ended March 31, 2011, net interest income was $3.2 million lower than for the period ended March 31, 2010. This decrease was due to a decrease in the principal and carrying balance of outstanding loans. The aggregate principal balance of real estate loans decreased due to the Company’s real estate loan monetization efforts and to an increase in real estate loan impairments. As a result, net interest income on performing loans decreased by $2.1 million for the three month period ending March 31, 2011, while income on impaired loans decreased by $1.1 million over the same period.

Net loss increased by $2.8 million to $1.7 million in 2011 compared with income of $1.2 million in 2010, primarily the result of a lower net interest income, and higher salaries, benefits and bonuses due to remediation real estate loans. For the three months ended March 31, 2011, one time costs related to transition from real estate lending were $1.9 million and related primarily to remediation bonuses and severance. Basic and diluted loss per share was $0.01, a decrease of $0.02 per share compared with 2010.

Investments and securities held for trading increased by $4.6 million or 22% to $25.5 million as at March 31, 2011 compared to December 31, 2010. The increase was due to increases in shares and warrants the Company received through structuring two additional resources loans. This increase was partially offset by the mark to market valuation of these securities at March 31, 2011.

The Company continued to monetized its legacy real estate loan portfolio and originate resource loans and as a result performing loans increased from $4.3 million as at December 31, 2010 to $39.3 million as at March 31, 2011.

The Company’s total liabilities as at March 31, 2011 were $3.7 million, a decreased of $1.0 million from December 31, 2010. This was due primarily to a decrease in accruals for employee severance, legal, and audit expenses.

DIVIDEND UPDATE

When the Company’s portfolio of resource loans has reached an aggregate amount that produces sufficient free cash flows, the Company plans to adopt a common share dividend policy. Management believes the size of the resource loan portfolio required to support minimum regular dividend payments is approximately $100 million and, while the timing of such dividend payments cannot be accurately predicted, it is intended that dividend payments will commence in 2011. As the Company’s resource loan portfolio grows beyond $100 million, the Company would look to increase the level of dividends beyond its initial rate in tandem with free cash flow generated.

OUTLOOK

With most of the transition costs incurred as a result of the strategy change now behind the Company, the financial outlook over 2011 is guided by the Company’s continued growth in resource lending and the ability to continue to generate resource loans. The Company is encouraged by the growth of its resource loan portfolio to date, and income generated from existing resource loans is expected to result in flat or moderate operating earnings in the first half of 2011. As of May 26, 2011, the Company has entered into over $44 million in resource loans and a further $51 million in resource funding commitments. While the exact timing cannot be accurately predicted, the Company plans to build its resource loan portfolio to a size that generates earnings growth and supports dividend payments during 2011. It should be noted, the values of shares and warrants received in conjunction with the Company’s lending activities may be subject to volatility as a result of price movements in resource and energy markets.

The first three months of this year saw steep increases in precious and base metal prices and have resulted in strong equity markets in the resource sector, which reduces the demand by resource companies to utilize debt financing. However, the Company continues to see a strong pipeline of lending opportunities and remains encouraged by the level of potential transaction activity. If the recent commodity price correction extends, management believes that lending opportunities should strengthen. With approximately $113 million in available cash deposits and investments in funds, the Company is well positioned to take advantage of opportunities that meet the Company’s resource lending criteria.

Management continues to target the substantial completion of its real estate monetization in mid 2011 however the exact timing for monetizing the remaining real estate loans and foreclosed properties is difficult to accurately predict, however, several of the Company’s real estate exposures are under purchase and sale agreements or letters of intent which if closed would leave an approximate carrying value of $40 million or 16% of the Company’s equity base. The aggressiveness required to monetize the remaining portion will be largely a function of having an immediate use of proceeds in the resource lending sector.

RESULTS OF OPERATIONS

Table 2 - Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
($ thousands)	Three Months Ended March 31
		2011		2010
Interest and other income	$	%	$	%
Interest income on performing loans	1,091	29	3,209	82
Interest income on non-performing loans	2,601	69	3,733	96
Other interest income	280	7	330	9
Interest expense on non-recourse loan syndications	-	0	(139)	(4)
Loan loss expense, net of recoveries	(989)	(26)	(3,829)	(98)
Gain (loss) on sale of loans and foreclosed properties	-	0	642	16
Loss on revaluation of foreclosed properties held for sale	-	0	-	-
Gain (loss) on investments and securities held for trading	(610)	(16)	-	-
Equity method investment income (loss)	24	1	(56)	(1)
Other income	1,361	36
Syndication fees and other income	-	0	14	-
	3,758	100	3,904	100

Non-interest expenses
Salaries and benefits	464	9	359	14
Salaries and benefits related to loan monetization and transition	1,934	35	897	36
Stock-based compensation	564	10	544	21
Legal and professional services	485	9	237	9
Management services	531	10	-	-
Unrealized foreign exchange loss (gain)	940	17	(61)	-2
Other expenses	534	10	559	22
	5,452	100	2,535	100
(Loss) income before income taxes	(1,694)		1,369
Income tax expense (recovery)	(42)		205
Net (loss) income and comprehensive (loss) income	(1,652)		1,164

Net (loss) income and comprehensive (loss) income

For the first three months ended March 31, 2011 the Company had a net loss of $1.7 million compared to income of $1.2 million in 2010. The decrease was primarily the result of lower net interest income, and the effects of a number of transitional items including higher salaries, benefits and bonuses due to remediation efforts, larger foreign exchange losses on US dollar based assets, and unrealized loss on the fair value of investments and securities held for trading. The impacts of these items were partially offset by higher amounts of other income driven by loan origination fees and by lower loan loss expenses.

Interest income on performing loans

Interest income on performing loans includes loan interest at the stated loan rate, plus loan origination and commitment fees net of originators’ fee expense. Fees received may include cash and/or securities of the borrower. Interest is calculated using the effective interest rate method.

Interest income on performing loans decreased by $2.1 million or 66% to $1.1 million for the period ending March 31, 2011 compared with the $3.2 million for March 31, 2010. The decrease for the period was due to the fact that there was a 54% decrease in the average carrying value of performing loans receivable from $86.3 million in 2010 to $39.3 million in 2011.

Interest Income on non-performing loans

Under IFRS, the Company continues to record loan interest and income on impaired loans. As described further in the notes to the interim financial statements, interest on impaired loans is calculated using the effective interest rate of the loan, but is applied against the impaired loan carrying value rather than the original loan carrying value. The amounts recorded as interest on impaired loans should be viewed in conjunction with the amounts recorded as loan loss expense.

Interest income on non-performing loans decreased by $1.1 million or 30% from $3.7 for the period ending March 31, 2010 to $2.6 million in 2011. This was due primarily to the decrease in the impaired carrying value of the loans by 43%, offset by income generated by the sale of one of the impaired loans in the first quarter of 2011.

Other interest income

Other interest income is classified as income that does not correspond to interest earned on performing or non performing loans. This income would include interest earned from financial institutions on cash held in interest earning accounts or for other fees and revenues earned on loans. Other interest income remained relatively unchanged for the period ending March 31, 2011 at $0.3 million compared with $0.3 million for the same period ending 2010.

Interest and syndication expense

Interest and syndication expense of $0.1 million for the three months ended March 31, 2010 was comprised entirely of interest paid to non-recourse loan syndicate partners. No non-recourse loan interest was incurred in the comparative period during 2011 as there was no outstanding non-recourse loans.

Loan loss expense, net of recoveries

The Company recorded $0.9 million in loan loss expense for the three month period ending March 31, 2011, a decrease of $2.8 million compared to the same period ending 2010. The expense recorded in 2011 was entirely for real estate loans and primarily for interest recorded on impaired loans. As described further in the notes to the interim financial statements, under IFRS the Company continues to record interest income on impaired loans, and then provide a loan loss expense upon the fair value assessment of discounted cash flows for each loan. This additional provision was offset by a recovery during the sale of some loans in the remediation process. Management assessed all three resource loans and concluded that a provision was not necessary.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit Quality and Impaired Loans.” The use of independent appraisals and the process by which management estimates the value of security is subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of assets, real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Other income

Other income increased and totaled $1.4 million for the period ending March 31, 2011, compared to the same period in 2010. This increase was primarily due to the origination fees earned for the completion of one resource loan via the issuance of warrants. Upon the close of the loan and issuance of the warrants management assessed the fair value of the warrant package.

Salaries and benefits

The $2.4 million expense recorded for salaries and benefits during the period ended March 31, 2011 was an increase of $1.1 million or 91% compared with the same period in 2010. This was primarily the result of a $1.1 million increase in bonuses due to the loan monetization efforts in real estate lending. In total, there were one time severance, remediation bonuses and other transition costs of $1.9 million incurred during the period ended March 31, 2011.

Legal and professional services

Legal and professional services expense increased by $0.3 million to $0.5 million for the period ending March 31, 2011, from $0.2 million for the same period in 2010. This increase was due primarily to legal cost increases of $0.2 million in the real estate loan remediation process.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts” herein), the Company had accrued $0.5 million in resource lending management services, which represents a fixed annual management fee and a primary distribution based on Partnership net assets. In total, the Company has accrued $1.1 million for distributions which are payable to Sprott LP.

A secondary distribution based on Partnership net income was not recorded by the Company in the first three months ended March 31, 2011, as the Partnership incurred a net loss. As a result of the Partnership’s net loss in 2010 and first quarter 2011, the Company has a contractual right to offset any future secondary distributions earned by Sprott LP, based on future Partnership net income, by $0.8 million; the Company will only realize this benefit when the Partnership generates sufficient profit.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses remained relatively unchanged for the period ending March 31, 2011 compared with the similar period ending 2010.

Income tax expense (recovery)

The Company recognizes a future income tax asset if the realization of non-capital tax losses, which can be used to reduce future taxable earnings, is more likely than not. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to the objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is more likely than not. Where cumulative net losses have been incurred in recent years, this is a significant piece of objective negative evidence which is difficult to overcome. With two years of consecutive accounting losses under the Company’s real estate loans, there is no objective evidence that existing future income tax assets will be realized, and therefore management continues to record a full provision of $24.8 million against all future tax assets as at March 31, 2011.

As at March 31, 2011, the Company has $50.2 million of non-capital tax loss carry-forwards which are still available to reduced future taxable income. The first of these tax loss carry-forwards, $3.6 million, does not expire until 2015 and remaining tax loss carry-forwards do not expire until 2028 and beyond.

During the three months ended March 31, 2011 the recovery of $.04 million was as a result of the Company’s foreign operations which related to the origination and reversal of temporary U.S. tax differences.

FINANCIAL POSITION

Table 3 - Condensed Consolidated Balance Sheets
($ thousands)
	March 31, 2011		December 31, 2010
	$	%	$	%
Cash and cash equivalents	92,678	37	107,689	43
Investments and securities held for trading	25,495	10	20,866	8
Loans receivable	98,218	39	92,203	37
Foreclosed properties held for sale	30,797	13	29,807	12
Equity method investments	429	-	413	-
Other assets	2,251	1	1,015	-
Total Assets	249,868	100	251,993	100

Liabilities	3,656	1	4,670	2
Shareholders’ equity	246,212	99	247,323	98
Total liabilities and shareholders’ equity	249,868	100	251,993	100

Cash deposits

Cash deposits include cash balances with major Canadian chartered banks and exclude restricted cash. The Company’s cash balance as at March 31, 2011 decreased by $15.0 million from December 31, 2010 primarily due to funding of resource loans offset by proceeds received through loan monetization (principal repayments and proceeds on sales of loans and foreclosed properties).

Investments and securities held for trading

Investments and securities held for trading increased by $4.6 million or 22% to $25.5 million as at March 31, 2011 compared to December 31, 2010. The increase was due to increases in shares and warrants the Company received through the completion of two additional resource loans. This increase was partially offset by the mark-to-market valuation of these securities at March 31, 2011.

Investments and securities held for trading as at March 31, 2011 includes:

i)	deposits in a bond fund which holds short term and liquid investments; and

ii)

common shares and warrants received as a structuring and commitment fee for resource loans; management expects such shares to be a common feature of future resource loans. These securities allow the Company to participate in potential market value appreciation of the borrower. The common shares held by the Company as at March 31, 2011 trade on public stock exchanges and the number of shares held neither represents a significant interest in the borrower’s equity, nor a significant holding of average days’ trading volumes, and are therefore considered liquid. The warrants are not publically traded however management believes that a market does exist and are therefore considered liquid.

The following table summarizes the Company’s investment and securities held for trading:

Table 4 – Investment and Securities Held for Trading
(Carrying value in $ thousands)
					March 31, 2011
					Carrying
					Value

Short term and liquid investments					$20,086

Common Shares:				Closing	Carrying
Issuer		Number of shares held		Share Price	Value
Mandalay Resources Corporation		1,885,938		$0.57	$1,075
African Minerals Limited		140,556		£5.02	$1,093

Total carrying value of common shares held for trading					$2,168

Warrants:	Expiry	Number of	Strike	Closing	Carrying
Issuer	Date	warrants held	Price	Share Price	Value
Ram Power, Corp	Feb 2013	3,606,250	$1.36	$1.32	$753
African Minerals Limited	Feb 2014	625,000	£6.00	£5.02	$713
African Minerals Limited	Feb 2016	625,000	£4.25	£5.02	$1,775
Total carrying value of warrants held for trading					$3,241

Total carrying value of investment and securities held for trading					$25,495

Loans receivable

As at March 31, 2011, the Company’s loans receivable were $98.2 million, an increase of $6.0 million or 7% from December 31, 2010. The loans as at March 31, 2011 consisted of 3 resources loan with an aggregate net carrying value of $39.3 million, an increase of 2 loans or $35 million from December 31, 2010, and 7 real estate loans with an aggregate carrying value of $58.9 million, a decrease of 7 loans or $29.0 million from December 31, 2010. The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized into interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 5 - Loan Portfolio
($ thousands)
	March 31, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
Metals and mining	34,240	29	5,000	4
Energy	9,696	8
Total resource loan principal	43,936	37	5,000	4

Real estate loans
Land under development	43,656	37	51,877	44
Real estate - commercial	17,235	15	33,934	29
Construction	12,677	11	27,673	22
Total real estate loan principal	73,568	63	113,484	100
Total principal outstanding	117,504	100	118,484	100
Accrued interest and deferred fees, net	(151)		5,859
Loan loss provisions – real estate loans	(19,135)		(32,141)
Carrying value of loans receivable	98,218		92,202

The following table summarizes the changes to the Company’s loan principal:

Table 6 - Loan Principal Continuity
($ thousands)	Three Months Ended
	March 31
	2011	2010
	$	$
Principal balance, beginning of period	118,484	308,123
Loans funded, net of syndicate portions	39,901	5,838
Loans repaid and sold, net of syndicate portions	(37,930)	(59,073)
Reclassified as foreclosed properties held for sale	(2,951)	-
Principal balance, end of period	117,504	254,888

Loans funded during the period ended March 31, 2011 and 2010 includes both cash advances and interest and fees that are capitalized to principal. During the period ended March 31, 2011, the Company funded $38.9 million in resource loan principal and $1.0 million in real estate loan principal. For the period ended March 31, 2010, all funding was for real estate loan principal. Loan principal repaid and sold for the period ending March 31, 2011 and 2010 includes both cash proceeds on the full or partial repayment of loans, and any write-downs or losses on disposal. In both periods, all loans repaid and sold amounts related entirely to real estate loans. Similarly, all loans reclassified as foreclosed properties held for sale related entirely to real estate loans.

In the near-term, the Company will continue to monetize its remaining real estate loans, and loan fundings will continue to increase as the Company establishes its portfolio of resource-based loans.

As at March 31, 2011, the loan portfolio was composed of 100% senior priority security charges:

Table 7 - Priority of Principal Security Charges
($ thousands)
	March 31, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
Senior priority	43,936	37	5,000	4
Total resource loan principal	43,936	37	-	-

Real estate loans
Senior priority	73,568	63	111,345	94
Second priority	-	0	2,139	2
Total real estate loan principal	73,568	63	113,484	96
Total principal outstanding	117,504	100	118,484	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 8 - Geographic Location of Loan Principal
($ thousands)
	March 31, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
West Africa	24,240	21
North America	9,696	8	5,000	4
South America	10,000	8
Total resource loan principal	43,936	37	5,000	4

Real estate loans
British Columbia	21,977	19	31,851	27
Prairies	51,591	44	80,163	68
Ontario	-	0	1,470	1
Total real estate loan principal	73,568	63	113,484	96
Total principal outstanding	117,504	100	118,484	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 90 days or more, the loan is declared to be impaired. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 90 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management using independent appraisals and other market knowledge. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

The Company computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment required to determine a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

i)	Real Estate Loans and Foreclosed Properties

All impaired loans held by the Company as at March 31, 2011 are real estate loans, comprising 7 loans with a combined carrying value of $58.9 million. Loan loss provisions totaling $19.1 million are included in this combined carrying value. As part of its security on remaining real estate loans, the Company has corporate and/or personal guarantees from borrowers in addition to the properties securing the mortgages. Management reviews the Company’s loan portfolio on a regular basis to estimate the value of the underlying security and, if credit conditions have adversely impacted the carrying value of the loan, suitable remedial action is taken.

For the period ended March 31, 2011, the Company’s loan loss provision decreased to $19.1 million from $32.1 million as at December 31, 2010. The decrease of $13.0 million resulted from $1.3 million in new loan losses during the quarter, which were more than offset by $12.2 million in loan losses written-off on sale or discharge and $2.1 million in loan losses that were reclassified into the carrying value of foreclosed properties.

As the Company monetizes its impaired loans, it may foreclose on the security underlying a loan in order to enforce its sale. Included in foreclosures are not just properties for which legal title has been obtained, but also properties for which the Company has been court-awarded the right to obtain title or the right to enforce sale of the underlying security without taking title. Once classified as a foreclosed property, the Company no longer recognizes the related loan receivable.

As at March 31, 2011, the Company had four foreclosed properties with a combined carrying value of $30.8 million. As at December 31, 2010, the Company had three foreclosed properties with a carrying value of $29.8 million.

As the loan remediation process continues, additional information from the listing of properties for sale, the results of sale negotiations and comparable sales data may be identified, and loan loss provisions will be updated accordingly.

The following table summarizes the status of the Company’s real estate loan and foreclosed property portfolio as at March 31, 2011.

Table 9 – Summary of Impaired Loans and Foreclosed Properties – Real Estate
($ millions)
		Carrying
		Value
		March 31,
Geographic Area	Property description and status of monetization	2011

Impaired Loans:

Okanagan region, British Columbia	Commercial property; loan is under purchase and sale agreement	$0.9

Calgary region, Alberta	Land under development; loan is under a letter of intent for purchase	24.5

Northern Alberta	Residential construction; remaining units are substantially built and over 80% of units sold or under purchase sale contracts	7.3

Northern Alberta	Commercial building and land under development; loan sold subsequent to March 31, 2011	12.2

Vancouver region, British Columbia	Land under development; subject site is under purchase and sale agreement	3.1

Vancouver Island, British Columbia	Commercial building; subsequent to March 31, 2011 borrower made a substantial reduction to the carrying value of the loan which will allow refinancing and the loan repayment	10.9

Total Carrying Value of Impaired Loans		$58.9

Foreclosed Properties:

Okanagan region, British Columbia	Land under development; purchase offers to date have not been acceptable	$7.6

Okanagan region, British Columbia	Land under development; purchase offers to date have not been acceptable	3.3
Squamish, British Columbia	Land under development; loan is under letter of intent for purchase	18.9

Northern Alberta	Land under development; subject site is under a conditional purchase sale contract	1.0

Total Carrying Value of Foreclosed Properties		$30.8

The following table summarizes the quarterly changes in the carrying values and numbers of impaired loans since January 1, 2010:

Table 10 – Impaired Loan Continuity – Real Estate
($ millions)
	First		Fourth		Third		Second		First
	Qtr 2011		Qtr 2010		Qtr 2010		Qtr 2010		Qtr 2010
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	120.0	14	187.8	17	164.9	14	171.9	16	176.0	17
New impaired loans	-	-	5.5	2	20.2	3	-	-	-	-
Impaired loans sold or cured	(35.7)	(6)	(16.3)	(2)	-	-	(7.0)	(2)	(5.4)	(1)
Loans foreclosed	(3.1)	(1)	(56.8)	(3)			-	-	-	-
(Repayments) advances on impaired loans	(3.2)		(0.2)		2.7		-		1.3
Ending impaired loans	78.0	7	120.0	14	187.8	17	164.9	14	171.9	16
Loan loss provision	(19.1)		(32.1)		(64.0)		(41.6)		(36.7)
Net carrying value of impaired loans	58.9	7	87.9	19	123.8	17	123.3	14	135.2	16

Resource Loans

Management reviews the Company’s resource loan portfolio on a regular basis to determine if an impairment may have occurred. In addition to monitoring contractual terms, including payment default, management will, amongst other things, during the term of the loan, conduct site visits, carry out discussions with borrower management and third parties, and monitor changes in the quoted value of the borrowers’ common shares.

As a proxy for the credit quality of the Company’s resource loan portfolio, the following table summarizes the loan to value (“LTV”) ratios of the Company’s performing resource loan principal outstanding, by maturity date, as at March 31, 2011:

Table 11 - LTV of Principal Outstanding for Performing Resource Loans, by Maturity[1]
($ millions)
Weighted
	Number	Total	0 - 24%	25 - 49%	50 - 74%	75 - 100%	Average
	of Loans	Principal	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	-	-	-	-	-	-	-
Principal due 1 - 6 months	-	-	-	-	-	-	-
Principal due 7 - 12 months	-	-	-	-	-	-	-
Principal due 13 - 24 months	3	44.8	44.8	-	-	-	22%
Principal due greater than 24 months	-	-	-	-	-	-	-
	3	44.8	44.8	-	-	-	22%

[1]

Loan to value is calculated as loan principal, including commitments for future funding, divided by the market capitalization of the borrowers. Market capitalization is calculated using the most recent publicly disclosed share numbers and price data available. Impaired loans are excluded from this summary. As at March 31, 2011, only resource loans are included.

Future income tax assets

As at March 31, 2011, the Company had $50.2 million of non-capital tax losses available to reduce future taxable income compared with the $56.1 million that was available as at December 31, 2010. The Company has recognized future income tax assets based on the likely utilization of these tax losses and other deductions against future taxable income. However, until the Company demonstrates consistent earnings as a resource lender a full provision of $24.8 million has been taken against all future income tax assets, resulting in a net future income tax asset of $nil. As at December 31, 2010, the Company provided an allowance of $25.3 million, and reported a net future income tax asset of $nil.

The Company also recognized a future tax liability of $0.2 million as at March 31, 2011 that related to its former U.S. based subsidiary. This amount was $0.3 million as at December 31, 2010.

Other assets

As at March 31, 2011, other assets increased by $1.2 million as compared to December 31, 2010, primarily owing to $0.8 million in proceeds to be collected on a loan sold in the first quarter of 2011. In addition to these proceeds, Other assets as at March 31, 2010 included $0.9 million in accounts receivable, prepaid expenses and deposits, $0.3 million in premises, equipment and intangible assets, and $0.2 million in income tax receivables.

Liabilities

Total liabilities of $3.7 million as at March 31, 2011 were $1.0 million less than $4.7 million as at December 31, 2010. The decrease primarily resulted from the payment of real estate loan remediation bonuses, legal and audit fees and employee severance.

Shareholders’ equity

SRLC’s shareholders' equity as at March 31, 2011 was $1.1 million less than at December 31, 2010 owing to a net loss for the period of $1.7 million, offset by an increase of $0.6 million in stock-based compensation being amortized to contributed surplus.

Further information on the Company’s capital resources is discussed in the “Liquidity and Liquidity Risk” section herein.

Contractual and constructive obligations

The Company has a contractual obligation for leased office space in Vancouver and Toronto as well as a long-term software maintenance agreement. As at March 31, 2010, $1.9 million was due to be paid under these commitments between 2011 and 2013.

Additionally, the Company was, subject to conditions precedent, contractually committed to funding $33.0 million in resource loans and was constructively committed to funding another $0.6 million in real estate loan advances, subject to the borrowers meeting certain conditions. Although not contractually required, the Company expects to fund these real estate advances in order to protect the security of assets underlying the loans receivable. These advances are expected in the second quarter of 2011 although their exact timing is unknown.

The following table summarizes these obligations outstanding as at March 31, 2011:

Table 12 – Contractual Obligations
($ thousands)
	Obligations Due by Year
Contractual Obligation	Total	2011	2012	2013	2014	2015
Office lease and other	1,341	538	704	89	-	-
Employment contracts for resource lending advisory services	603	315	288	-	-	-
Loan commitments	19,710	19,710	-	-	-	-
Total	21,654	20,563	992	89	-	-

MATERIAL CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executive members: a director (currently John Embry); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The MSA became effective on September 7, 2010 and shall be in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the board to Sprott LP that are outside this agreement shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities are conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company (including a wholly-owned subsidiary), as ordinary partner, and Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Partnership, the Board of the Company, and certain limits on authority established from time to time by the Board of the Company.

Sprott LP is entitled to receive, on an annual basis, the lower of i) the annual profit distribution of up to 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 30-year bond yield, or similar index yield, multiplied by the net asset value of the Partnership for the year. Effective June 1, the average 30-year Government of Canada bond yield or similar index is slated to be the 3-year Government of Canada bond yield or similar index, capped at 6%.The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by them in the performance of their duties under the PA. With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of the Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 12 - Summary of Quarterly Results
($ thousands, except per share amounts)

	First	Fourth	Third	Second	First	Fourth	Third	Second
	Qtr 2011	Qtr 2010	Qtr 2010	Qtr 2010	Qtr 2010	Qtr 2009 (1)	Qtr 2009 (1)	Qtr 2009 (1)

Interest income	3,972	4,261	5,169	7,767	7,133	4,165	5,222	6,891
Other (loss) income	775	87	(523)	(36)	(56)	16	124	(309)
Loan loss expense, net of recoveries	(989)	(2,898)	(22,413)	(5,923)	(3,173)	(14,987)	(8,081)	(5,884)
(Loss) income before taxes	(1,694)	(1,564)	(23,390)	(756)	1,369	(17,113)	(7,177)	(5,973)
Net (loss) income	(1,652)	(18,297)	(17.645)	(612)	1,164	(13,576)	(5,160)	(4,280)
(Loss) earnings per share - basic and diluted	(0.01)	(0.13)	(0.12)	0.00	0.01	(0.09)	(0.03)	(0.03)
Total Assets	249,868	251,993	270,014	262,339	275,998	298,400	357,404	352,452
Total Liabilities	3,656	4,670	4,243	2,968	2,598	24,493	69,842	71,495
(1) Reported under Canadian GAAP

Additional loan losses recorded during the first quarter of 2011 reflect updated management assessments and appraisals on the value of security underlying loans receivable and changes in the estimated timing of loan monetization. Primarily, however this loan loss was recorded against the interest income recorded on impaired loans, an accounting guideline under IFRS.

Interest income has trended downwards since the first quarter of 2010 due to an increase in the proportion of impaired loans, of which interest is recorded on the net carrying amount as opposed to the principal loan value. Management expects that interest income will increase during 2011 as the Company increases its resource loan portfolio, but that it will be flat in the first two quarters as all remaining real estate loans are impaired.

Total assets have trended downwards since the second quarter of 2009 as a result of loan losses recorded throughout 2009 and 2010 and a valuation allowance taken against future income tax assets in the fourth quarter of 2010. Additionally, the Company repaid significant liabilities outstanding during 2009 and 2010: a revolving debt facility was repaid during the second quarter of 2009; preferred shares, classified as liabilities, were redeemed during the fourth quarter of 2009; and non-recourse loan syndications were repaid in the first quarter of 2010. The settlement of these liabilities not only contributed to the declining trend in total assets, but also in total liabilities throughout 2009 and the first quarter of 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of its unaudited consolidated financial statements as at March 31, 2011. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Warrant valuation

Warrants held by the Company are not publicly traded and fair value is determined using the Black-Scholes option pricing model. Each whole warrant is exercisable for one common share at its stated exercise price.

To arrive at the fair value of the warrants the Black-Scholes pricing model was populated the following assumptions:

Ram Power, Corp. – 3,606,250, 2 year share purchase warrants
Strike price	$1.36 CAD
Expected life in years	1.92
Expected volatility	30%

African Minerals Limited – 625,000, 3 year share purchase warrants
Strike price	6.00 GBP
Expected life in years	2.87
Expected volatility	30%

African Minerals Limited – 625,000, 5 year share purchase warrants
Strike price	4.25 GBP
Expected life in years	4.87
Expected volatility	30%

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Future tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on future taxes of a change in tax rates will be recognized in net (loss) income in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent their realization is more likely than not and are adjusted by a valuation allowance when expected realization of future income tax assets does not meet the more likely than not realization test. In determining whether future income tax assets meet the more likely than not realization test, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. When cumulative net losses have been incurred during recent years, it becomes a significant piece of negative evidence which is difficult to overcome in concluding that future income tax assets are recoverable.

The Company has recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date for IFRS to replace GAAP for publicly accountable enterprises. The Company’s unaudited consolidated financial statements for the three months ended March 31, 2011 represent the initial presentation of our results and financial position under IFRS. These financial statements are prepared using the same accounting policies that the Company expects to apply in its first annual IFRS consolidated financial statements for the year ending December 31, 2011.

Further information regarding the financial impact of the Company's transition from GAAP to IFRS is available in note 5 to the unaudited consolidated financial statements for the three months ended March 31, 2011 and in the Company's 2010 annual MD&A for the year ended December 31, 2010.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 21 of its unaudited interim consolidated financial statements as at March 31, 2011. Significant related party transactions during the year ended December 31, 2010 include the following:

  In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and assist in real estate monetization. Prior to September 2010, the two directors were executives of the Company. The agreements expire in September 2012, and pursuant to these agreements, the Company recorded $0.1 million in related salaries expense for the three months ended March 31, 2011 (March 31, 2010 - $nil).

  During the period ended March 31, 2011, the Company paid $1.1 million in loan monetization bonuses to certain employees and directors of the Company (March 31, 2010-$nil) and $0.4 million in severance payments to employees (March 31, 2010-$nil). As at March 31, 2011, $1.4 million in loan monetization bonuses are outstanding and included in accounts payable and accrued liabilities (March 31, 2010 -$nil). There were no amounts outstanding for severance due to employees (March 31, 2010-$0.6 million).

  During the period ended March 31, 2011, the Company recorded a $0.5 million (March 31, 2010 - $nil) management services expense, net of related salaries expense, incurred with Sprott Lending Consulting LP for their administration of the Partnership discussed in Note 1 of the unaudited interim consolidated financial statements as at March 31, 2011. The related amount included in accounts payable and accrued liabilities as at March 31, 2011 is $1.1 million (March 31, 2010 - $nil).

  In February 2011, the Company established a joint venture with Dundee Resources Limited., a wholly owned subsidiary of Dundee Corp., and related by virtue of having one of its key officers on the Company’s board of directors. The joint venture, SD Holding (Sierra Leone) Partnership, was established to facilitate the administration of a loan facility. As at March 31, 2011, $0.3 million relating to arrangement fees earned on the facility are included in the Company’s accounts receivable balance and $0.1 million of related amounts are included in accounts payable.

The Company utilizes a majority independent credit committee of the Board of Directors when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board of Directors, itself, is required for any credit facility in excess of $20.0 million. A related party for this purpose is defined as a credit facility provided to a borrower where the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law. As at December 31, 2010, to the best of its knowledge, the Company had not provided any credit facilities to a related party as defined herein.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 26th, 2011, the Company had the following common shares and stock options outstanding:

Common shares	154,904,758
Stock options	9,025,000
Common shares on full dilution of stock options	163,929,758

As at May 26, 2011, there were 4,815,000 “in the money” stock options outstanding, of which 2,456,626 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity prices for its resource loans. These market changes may be regional, national or international in nature or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and if applicable, progress;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  legal review is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also focused on real estate loan remediation and the collection of real estate loans. The Company is committed to several processes to ensure that the Company will effectively and productively achieve these goals. These include:

  strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

  frequent physical inspection of the properties;

  engaging new legal counsel, realtors, and other professionals;

  frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

  regular management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million and any related party loans greater than $500 thousand. Any loan exposure for amounts greater than $20 million must be approved by the Board. Except for related party loans greater than $500 thousand, the Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.

The Company’s maximum exposure to credit risk on the Interim Consolidated Balance Sheet is the carrying value of its loans and receivables. As at March 31, 2011, the largest loan in the Company’s loan portfolio was a real estate loan with a carrying value of $24.5 million (26.5% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, investments and securities held for trading, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at March 31, 2011, the Company had future loan commitments to borrowers of up to $33.6 million.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity prices which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investment in common shares, a 10 percent increase or decrease in market interest rates would result in an increase or decrease of approximately $217 in the fair value of the investments.

With respect to the Company’s investments in warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $909 and a decrease of $889 in the fair value of the warrants held.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and/or upfront commitment fees.

As at March 31, 2011, the Company had 3 fixed-rate resource loans and 7 fixed-rate real estate loans with an aggregate principal of $117.5 million.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any precious metal loans.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Precious Metal Loans are generally based in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
March 31, 2011	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	88,445	4,233	-	-	92,678
Investments and securities held for trading	21,915	-	3,580	-	25,495
Loans receivable	68,367	29,851	-	-	98,218
Foreclosed assets	30,797	-	-	-	30,797
All other assets	2,012	668	-	-	2,680
Total assets	211,536	34,752	3,580	-	249,868

Total liabilities	3,438	218	-	-	3,656
Total financial assets and liabilities	214,974	34,970	3,580	-	253,524

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board of Directors, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended March, 2011 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.